EXHIBIT 12.1

Molina Healthcare, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(Dollars in Millions)
Earnings:
Income before income taxes, continuing operations	$322	$135	$81	$23	$120
Add fixed charges:
Interest expense, including amortization of debt discount and expense	66	57	52	17	16
Estimated interest portion of rental expense	8	5	4	3	2
Total fixed charges	74	62	56	20	18
Total earnings available for fixed charges	$396	$197	$137	$43	$138

Fixed charges from above:	$74	$62	$56	$20	$18

Ratio of Earnings to Fixed Charges	5.4	3.2	2.4	2.2	7.7

Total rent expense	$44	$32	$25	$20	$23
Interest factor	18%	16%	16%	14%	11%
Interest component of rental expense	$8	$5	$4	$3	$2